

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 6, 2007

Via U.S. Mail and Facsimile

Mr. Ralph A. Hill, Chief Executive Officer
Apco Argentina, Inc.
One Williams Center, Mail Drop 26-4
Tulsa, Oklahoma

> **Re: Schedule 14A**
> **Amendment No. 1 filed June 25, 2007**
> **File No. 0-08933**

Dear Mr. Hill:

        We have reviewed your response letter and amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A/A-1 filed June 25, 2007

Proposal 4 – Approve an amendment to the Company's Articles of Association Allowing
Dividends or Distributions to be Paid Out of the Profits of the Company, the Company's
Share Premium Account, or As Otherwise Permitted by Law, page 19

1.   We note your response to prior comments 6 and 8. If proposal 4 is approved,
        please confirm to us that in your upcoming Form 10-Q, you will include disclosure
        that addresses the risks associated with making distributions from the share
        premium account even if you have no profits at a given period and have
        accumulated deficits.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

   · staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

   · the company may not assert staff comments as a defense in any proceeding
     initiated by the Commission or any person under the federal securities laws of the
     United States.
     In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: A. N. Parker
        C. Moncada-Terry